PROSPECTUS SUPPLEMENT NO. 3 (To Prospectus dated May 10, 2016)	Filed Pursuant to Rule 424(b)(3) Commission File No. 333-196282

5,000,000 Shares
Common Stock

This Prospectus Supplement No. 3 (this "Prospectus Supplement") supplements and amends the prospectus dated May 10, 2016 ("Final Prospectus"), as supplemented by our Prospectus Supplement No. 1 dated August 30, 2016 and Prospectus Supplement No. 2 dated September 30, 2016, relating to the public offering of up to 5,000,000 shares of our common stock. You should read this Prospectus Supplement in conjunction with the Final Prospectus, and this Prospectus Supplement is qualified by reference to the Final Prospectus, except to the extent that the information contained in this Prospectus Supplement supersedes the information contained in the Final Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Final Prospectus, including any additional amendments or supplements thereto.

Offering Update

As of the date of this Prospectus Supplement, we have sold in our public offering a total of 3,594,620 common shares for the gross proceeds of $17,973,100. Our public offering of common shares will continue until the earlier of all 5,000,000 common shares having been sold, our earlier decision to terminate the offering, or December 31, 2016.

Houston 100 Purchase and Sale Agreement

On September 27, 2016, we entered into a Single Family Homes Real Estate Purchase and Sale Agreement with Red Door Housing, LLC, a Texas limited liability company, for our purchase of a portfolio of up to 100 single-family homes located in the Houston, Texas, metropolitan area. Red Door Housing is unaffiliated with us. On November 29, 2016, we closed on the acquisition of 97 single-family homes pursuant to our agreement with Red Door Housing. The contract purchase price for the 97 acquired properties was approximately $9,091,000, exclusive of closing costs. We funded 100% of the purchase with cash. The acquired properties average 1,482 square feet and are mostly three-bedroom, two bath homes.  Of the acquired properties, 55 are currently subject to one-year leases, five are vacant, and 37 are subject to month-to-month leases.

Please see “Risk Factors” beginning on page 17 of the Final Prospectus to read about certain factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the accuracy or adequacy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated December 7, 2016